SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

SUNCOKE ENERGY PARTNERS, L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

86722Y 101

(CUSIP Number)

Katherine T. Gates

Senior Vice President, General Counsel and Chief Compliance Officer

1011 Warrenville Road, Suite 600

Lisle, Illinois 60532

(630) 824-1000

with a copy to:

Gillian A. Hobson

Vinson & Elkins L.L.P.

1001 Fannin Street, Suite 2500

Houston, TX 77002-6760

(713) 758-3747

(713) 615-5794 (fax)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 28, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Sun Coal & Coke LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 25,415,696 units
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 25,415,696 units
11	Aggregate Amount Beneficially Owned by each Reporting Person: 25,415,696 units
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 55.0%*
14	Type of Reporting Person OO

*	Calculation of percentage is based on a total of 46,213,160 common units outstanding on the date hereof.

1	Name of Reporting Person SunCoke Energy, Inc.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 25,415,696 units
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 25,415,696 units
11	Aggregate Amount Beneficially Owned by each Reporting Person: 25,415,696 units
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 55.0%*
14	Type of Reporting Person CO

*	Calculation of percentage is based on a total of 46,213,160 common units outstanding on the date hereof.

Explanatory Note

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends and supplements the statement on Schedule 13D (the “Original Schedule 13D”) concerning the common units of the SunCoke Energy Partners L.P. (the “Partnership”) originally filed by SunCoke Energy, Inc. (“SXC”) and Sun Coal & Coke LLC (“SC&C” and, together with SXC, the “Reporting Persons”) on February 4, 2013, as amended by Amendment No. 1 to Schedule 13D, filed on March 10, 2016 (the Original Schedule 13D, as so amended, the “Schedule 13D”). The Schedule 13D is not modified except as specifically provided herein.

The Reporting Persons are hereby jointly filing this Amendment because, due to certain affiliations and relationships among them, they may be deemed to beneficially own some or all of the same securities directly or indirectly acquired from the Partnership. In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), SXC and SC&C have executed a written agreement relating to the joint filing of this Amendment (the “Joint Filing Agreement”), a copy of which is annexed to the Original Schedule 13D as Exhibit A.

Item 1.	Security and Issuer

No changes to this Item.

Item 2.	Identity and Background

(a),(f) This Statement is filed by each of the following persons:

(i)	SunCoke Energy, Inc., a Delaware corporation; and

(ii)	Sun Coal & Coke LLC, a Delaware limited liability company and wholly owned subsidiary of SunCoke Energy, Inc.

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Amendment.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this Amendment shall not be construed as an admission that any such Reporting Person is, for the purposes of sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Amendment.

Certain information required by this Item 2 concerning the executive officers and directors of certain of the Reporting Persons is set forth on Schedule A attached hereto, which is incorporated herein by reference.

(b)	The address of the principal business office of each of the Reporting Persons is 1011 Warrenville Road, Suite 600, Lisle, IL 60532.

(c)	(i)	SXC’s principal business is to hold equity interests in its subsidiaries, which own and operate metallurgical coke making facilities and coal logistics operations; and

(ii)	Sun Coal & Coke’s principal business to own and operate coke making facilities and coal logistics operations through its operating subsidiaries.

(d)-(e) Neither of the Reporting Persons nor, to the best of each such Reporting Person’s knowledge, their respective executive officers or directors listed on Schedule A hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Sources and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby supplemented as follows:

In connection with the transaction proposed by the Proposal described in Item 4 of this Amendment (which Item 4 is incorporated herein by reference), the Reporting Persons anticipate that the funding for such transaction will consist of newly issued SXC common stock.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following:

(a)-(j)

On October 28, 2016, SXC delivered a proposal (the “Proposal”) to the Board of Directors (the “GP Board”) of SunCoke Energy Partners GP LLC, the general partner of the Partnership, to acquire all of the Partnership’s outstanding common units not already owned by SXC and its affiliates, in exchange for 1.65 shares of SXC’s common stock for each issued and outstanding publicly-held common unit of the Partnership, in a transaction to be structured as a merger of the Partnership with a wholly-owned subsidiary of SXC. The Proposal is subject to the negotiation and execution of a mutually acceptable definitive agreement and approval of such definitive agreement and the transactions contemplated thereunder by SXC’s Board of Directors and the Conflicts Committee of the GP Board (the “GP Conflicts Committee”). The proposed transaction also will require approval by a majority of votes cast by SXC’s common stockholders at a meeting, and approval by a majority of the Partnership’s outstanding common units, including the common units held by affiliates of SXC. Through its affiliates, SXC owns approximately 55.0% of the Partnership’s outstanding common units which SXC intends to vote in favor of the proposed transaction. Closing of the proposed transaction also is conditioned upon receipt of customary regulatory approvals.

It is anticipated that the GP Board will delegate the authority to evaluate and respond to the Proposal to the GP Conflicts Committee. There can be no assurance that a definitive agreement will be executed or that any transaction will be approved or consummated. SXC does not intend to provide any further comment on its proposal or any other plans by SXC until a definitive agreement has been reached, or unless disclosure is otherwise required under applicable securities laws.

Assuming the completion of the proposed transaction, the Partnership will become a wholly-owned subsidiary of SXC, and the Partnership’s common units will cease to be publicly traded.

Each Reporting Person does not intend to update additional disclosures in its Schedule 13D regarding any other plans or proposals by SXC until a definitive agreement has been reached, or unless disclosure is otherwise required under applicable securities laws. A copy of the Proposal is filed hereto as Exhibit B and is incorporated by reference into this Item 4.

On October 31, 2016, SXC issued a press release announcing the Proposal, which is filed as Exhibit C hereto and is incorporated herein by reference.

Other than as described above, none of the Reporting Persons has any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D, although they reserve the right to formulate such plans or proposals in the future.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) The percent of class provided for each Reporting Person below is based on 46,213,160 common units outstanding on the date hereof.

1.	Sun Coal & Coke LLC

a.	Amount beneficially owned: 25,415,696

Percent of class: 55.0%

b.	Number of units as to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 25,415,696

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 25,415,696

2.	SunCoke Energy, Inc.

a.	Amount beneficially owned: 25,415,696

Percent of class: 55.0%

b.	Number of units as to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 25,415,696

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 25,415,696

(c) Except as described in this Amendment, the Reporting Persons and their respective executive officers and directors listed on Schedule A hereto have not effected any transactions with respect to common units in the Partnership during the past sixty (60) days.

(d) Except as described in this Amendment, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the common units beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to add the following paragraph:

The information set forth under Item 4 and in Exhibit B is incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following:

Exhibit B: Written Proposal Letter, dated October 28, 2016, to the board of directors of SunCoke Energy Partners GP LLC

Exhibit C: Press Release, dated October 31, 2016

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 7, 2016	Name:

SUN COAL & COKE LLC

	By:	/s/ Fay West
	Name:	Fay West
	Title:	Senior Vice President and Chief Financial Officer

SUNCOKE ENERGY, INC.

	By:	/s/ Fay West
	Name:	Fay West
	Title:	Senior Vice President and Chief Financial Officer

SCHEDULE A

Directors and Executive Officers of SunCoke Energy, Inc.

Name(1)	Position	Principal Occupation	Citizenship	Units

Frederick A. Henderson	Chairman, President and Chief Executive Officer	Chairman, President and Chief Executive Officer of SXC	United States	20,500

Fay West	Senior Vice President and Chief Financial Officer	Senior Vice President and Chief Financial Officer of SXC	United States	0

Katherine T. Gates	Senior Vice President, General Counsel and Chief Compliance Officer	Senior Vice President, General Counsel and Chief Compliance Officer of SXC	United States	0

P. Michael Hardesty	Senior Vice President, Commercial Operations, Business Development, Terminals and International Coke	Senior Vice President, Commercial Operations, Business Development, Terminals and International Coke of SXC	United States	2,431

Allison S. Lausas	Vice President and Controller	Vice President and Controller of SXC	United States	300

Gary P. Yeaw	Senior Vice President, Human Resources	Senior Vice President, Human Resources of SXC	United States	2,500

John W. Rowe	Lead Director	Director of SXC, Northern Trust Corporation and The Allstate Corporation	United States	0

Andrew D. Africk	Director	Founder of Searay Capital LLC	United States	0

Alvin Bledsoe	Director	Director of SXC, Crestwood Equity GP LLC and Crestwood Midstream GP LLC	United States	1,000

Robert J. Darnall	Director	Director of SXC	United States	10,000

Peter B. Hamilton	Director	Director of SXC, Spectra Energy Corp. and Oshkosh Corporation	United States	0

Robert A. Peiser	Director	Director of SXC, Standard Register Company and USA Truck, Inc.	United States	0

James E. Sweetnam	Director	Lecturer at the University of Michigan’s Ross School of Business	United States	16,100

(1)	The business address of each of the directors and executive officers of SXC listed on this Schedule A is 1011 Warrenville Road, Suite 600, Lisle, IL 60532.

Directors and Executive Officers of Sun Coal & Coke LLC

Name(1)	Position	Principal Occupation	Citizenship	Units

Dovie D. Majors	President	President of SC&C	United States	0

Fay West	Senior Vice President & Chief Financial Officer and Sole Director	Senior Vice President & Chief Financial Officer of SC&C Sole Director of SC&C	United States	0

P. Michael Hardesty	Senior Vice President	Senior Vice President of SC&C	United States	2,431

Allison S. Lausas	Vice President & Controller	Vice President & Controller of SC&C	United States	300

(1)	The business address of each of the directors and executive officers of SC&C listed on this Schedule A is 1011 Warrenville Road, Suite 600, Lisle, IL 60532.

EXHIBIT B

Frederick A. (“Fritz”) Henderson Chairman and Chief Executive Officer SunCoke Energy, Inc. 1011 Warrenville Road Suite 600 Lisle, IL 60532

October 28, 2016

SunCoke Energy Partners GP LLC

1011 Warrenville Road

Suite 600

Lisle, IL 60532

Attention:	Mr. C. Scott Hobbs,
Presiding Director

Re:	Proposal to acquire all publicly traded common units representing limited partner interests in SunCoke Energy Partners, L.P.

Ladies and Gentlemen:

SunCoke Energy, Inc. (“SXC”) is pleased to submit a proposal (the “Proposal”) pursuant to which SXC would acquire all of the outstanding common units of SunCoke Energy Partners, L.P. (“SXCP”) not already owned by SXC. Subject to the negotiation and execution of mutually acceptable definitive documentation containing terms and conditions customary for a transaction of this type, SXC hereby proposes to exchange 1.65 new shares of SXC common stock for each issued and outstanding publicly-held SXCP common unit. The consideration represents a five percent (5.0%) premium to SXCP’s closing price of $16.95 per common unit on the New York Stock Exchange on October 28, 2016.

The transaction is expected to be structured as a merger between SXCP and a wholly-owned subsidiary of SXC. We anticipate that the Board of Directors of SunCoke Energy Partners GP LLC (“SXCP GP”) will delegate the authority to review, evaluate and negotiate the Proposal to its conflicts committee, comprised entirely of independent directors (the “Conflicts Committee”). We welcome the opportunity to present the Proposal in more detail to the Conflicts Committee and its advisors as soon as possible, and we are prepared to dedicate such resources as may be necessary to complete negotiations, execute definitive agreements and close the transaction as expeditiously as possible. Please be aware, however, that SXC is interested only in acquiring all of the outstanding common units of SXCP. SXC has no interest in selling any of its partnership interests in SXCP, selling assets to SXCP or pursuing other strategic alternatives involving SXCP.

We do not expect that regulatory approvals will be an impediment to closing, or that the transaction will be conditioned on the availability of any financing to SXC.

SunCoke Energy Partners GP LLC

October 28, 2016

This Proposal is non-binding, and no agreement, arrangement or understanding between the parties with respect to the Proposal or any other transaction will be created until such time as mutually satisfactory definitive agreements have been executed and delivered. The making of the Proposal has been authorized by the Board of Directors of SXC, but the definitive agreements and the transactions contemplated thereby will require approval by the Board of Directors of SXC and SXC’s shareholders, as well as SXCP GP’s Conflicts Committee and SXCP’s unitholders.

[Signature page follows]

[Remainder of page intentionally left blank]

SunCoke Energy Partners GP LLC

October 28, 2016

SXC looks forward to completing this proposed transaction with SXCP, which we believe is attractive to SXCP’s public unitholders.

Sincerely,

/s/ Frederick A Henderson
Frederick A. Henderson
Chairman, President and Chief Executive Officer
SunCoke Energy, Inc.

cc:	Katherine T. Gates
P. Michael Hardesty
Wayne L. Moore
Nancy M. Snyder
Fay West

EXHIBIT C

Investors:

Kyle Bland: 630-824-1907

Media:

Steve Carlson: 630-824-1783

SUNCOKE ENERGY, INC. PROPOSES TO ACQUIRE ALL

PUBLICLY TRADED COMMON UNITS OF SUNCOKE ENERGY PARTNERS, L.P.

Lisle, Ill. (October 31, 2016) – SunCoke Energy, Inc. (NYSE: SXC) today announced that it has submitted a proposal to the Board of Directors of the general partner of SunCoke Energy Partners, L.P. (NYSE: SXCP) to acquire all of SXCP’s common units not already owned by SXC. Under the terms of the proposal, SXCP common unitholders would receive approximately 1.65 new shares of SXC common stock for each SXCP common unit on the New York Stock Exchange, representing an implied purchase price of $17.80 per SXCP common unit, or a 5% premium, based on the closing price as of October 28, 2016, which was the last day of trading for each of SXC and SXCP prior to this announcement.

Assuming the completion of the proposed transaction, SXCP will become a wholly-owned subsidiary of SXC, and SXCP’s common units will cease to be publicly traded. SXCP’s 7.375% Senior Notes due 2020 will remain outstanding.

“We believe this proposed transaction enhances value for both SXC shareholders and SXCP unitholders. The merger of SXC and SXCP will result in significant cash flow accretion to SXC shareholders, generate meaningful cash flow synergies for the combined organization, and create greater financial flexibility to initiate a dividend, further de-lever the balance sheet and pursue a broader set of growth opportunities where we may have product or customer adjacencies,” said Fritz Henderson, Chairman, President and CEO of SXC. “The combination of these financial and strategic benefits will create a stronger combined company and will maximize value for both investor bases.”

The proposal has been made to the Board of Directors of SXCP’s general partner, which is an indirect wholly-owned subsidiary of SXC. SXC expects that the Board of Directors of SXCP’s general partner will delegate the authority to review and evaluate the proposal to its Conflicts Committee. The Conflicts Committee, which is composed of only the independent directors of the Board of Directors of SXCP’s general partner, will consider the proposal pursuant to applicable procedures established in SXCP’s partnership agreement. The proposed transaction is subject to the negotiation and execution of mutually acceptable agreement and plan of merger, which would provide the definitive terms of the transaction. The closing of the proposed transaction also is conditioned upon customary regulatory approvals. If an agreement is reached and definitive terms ultimately are approved by each of the Boards of Directors of SXC and SXCP, the transaction also will require approval by a majority of votes cast by SXC shareholders at a meeting, and approval by a majority of SXCP’s outstanding common units, including the common units held by affiliates of SXC. Through its affiliates, SXC owns approximately 53.9% of SXCP’s outstanding common units which SXC intends to vote in favor of the proposed transaction.

CONFERENCE CALL AND WEBCAST INFORMATION

SXC and SXCP will jointly host a live conference call and webcast to discuss the proposed transaction at 9:00 a.m. Eastern Time (8:00 a.m. Central Time) today, October 31, 2016. A presentation outlining the transaction will be posted on the home page of the “Investors” section of SXC’s website, at www.suncoke.com, prior to the call. Investors may participate in this call by dialing 1-877-201-0168 in the U.S. or 1-647-788-4901 if outside the U.S., confirmation code 10953956. The conference call will be archived for replay on a webcast link located in the “Investors” section of www.suncoke.com.

ABOUT SUNCOKE ENERGY, INC.

SunCoke Energy, Inc. (NYSE: SXC) supplies high-quality coke to the integrated steel industry under long-term, take-or-pay contracts that pass through commodity and certain operating costs to customers. We utilize an innovative heat-recovery cokemaking technology that captures excess heat for steam or electrical power generation. We are the sponsor of SunCoke Energy Partners, L.P. (NYSE: SXCP), a publicly traded master limited partnership, holding a 2 percent general partner interest, 53.9 percent limited partnership interest and all of the incentive distribution rights. Our cokemaking facilities are located in Illinois, Indiana, Ohio, Virginia, Brazil and India. To learn more about SunCoke Energy, Inc., visit our website at www.suncoke.com.

FORWARD-LOOKING STATEMENTS

Some of the statements included in this press release constitute “forward-looking statements” (as defined in Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended). Forward-looking statements include all statements that are not historical facts and may be identified by the use of such words as “believe,” “expect,” “plan,” “project,” “intend,” “anticipate,” “estimate,” “predict,” “potential,” “continue,” “may,” “will,” “should” or the negative of these terms or similar expressions. Forward-looking statements are inherently uncertain and involve significant known and unknown risks and uncertainties (many of which are beyond the control of SXC) that could cause actual results to differ materially. Such risks and uncertainties include, but are not limited to domestic and international economic, political, business, operational, competitive, regulatory and/or market factors affecting SXC, as well as uncertainties related to: pending or future litigation, legislation or regulatory actions; liability for remedial actions or assessments under existing or future environmental regulations; gains and losses related to acquisition, disposition or impairment of assets; recapitalizations; access to, and costs of, capital; the effects of changes in accounting rules applicable to SXC; and changes in tax, environmental and other laws and regulations applicable to SXC’s businesses.

Forward-looking statements are not guarantees of future performance, but are based upon the current knowledge, beliefs and expectations of SXC management, and upon assumptions by SXC concerning future conditions, any or all of which ultimately may prove to be inaccurate. The reader should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. SXC does not intend, and expressly disclaims any obligation, to update or alter its forward-looking statements (or associated cautionary language), whether as a result of new information, future events or otherwise after the date of this press release except as required by applicable law. In accordance with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, SXC has included in its filings with the Securities and Exchange Commission (the “SEC”) cautionary language identifying important factors (but not necessarily all the important factors) that could cause actual results to differ materially from those expressed in any forward-looking statement made by SXC. For information concerning these factors, see SXC’s Securities and Exchange Commission filings such as its annual and quarterly reports and current reports on Form 8-K, copies of which are available free of charge on SXC’s website at www.suncoke.com. All forward-looking statements included in this press release are expressly qualified in their entirety by such cautionary statements. Unpredictable or unknown factors not discussed in this release also could have material adverse effects on forward-looking statements.

IMPORTANT NOTICE TO INVESTORS

This press release is not a solicitation of a proxy and does not constitute an offer to sell any securities. Any such offer will be made only by means of a prospectus, and only if and when a definitive agreement has been entered into by SXC and SXCP, pursuant to a registration statement filed with the SEC. If the proposed merger is approved, a registration statement of SXC, which will include a proxy statement of SXC, an SXC prospectus, an information statement of SXCP and other materials, will be filed with the SEC.

IF AND WHEN APPLICABLE, INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE DOCUMENTS FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SXC, SXCP AND THE PROPOSED MERGER.

If and when applicable, investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents containing information about SXC and SXCP, without charge, at the SEC’s website at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus by phone, e-mail or written request by contacting the investor relations department of SXC or SXCP at the following:

SunCoke Energy, Inc.	SunCoke Energy Partners, L.P.
1011 Warrenville Road, Suite 600	1011 Warrenville Road, Suite 600
Lisle, IL 60532	Lisle, IL 60532
Attention: Investor Relations	Attention: Investor Relations
Phone: 630-824-1907	Phone: 630-824-1987
E-mail: investorrelations@suncoke.com	E-mail: investorrelations@suncoke.com

PARTICIPANTS IN THE TRANSACTION

If and when SXC and SXCP have entered into a definitive merger agreement, SXC, SXCP, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by such an agreement. Information regarding directors and executive officers of SXCP’s general partner is contained in SXCP’s Form 10-K for the year ended December 31, 2015, which has been filed with the SEC. Information regarding SXC’s directors and executive officers is contained in SXC’s definitive proxy statement dated March 23, 2016, which is filed with the SEC. A more complete description will be available in the registration statement and the related proxy statement/prospectus if and when filed.

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